Exhibit 99.153

FIRE & FLOWER HOLDINGS CORP.

REPORT OF VOTING RESULTS

Pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, the following briefly describes the matters voted upon and the outcome of the votes at the annual general and special meeting of the shareholders of Fire & Flower Holdings Corp. (the “Corporation”) held on June 9, 2021 (the “Meeting”).

1.	Fixing the Number of Directors to be Elected at the Meeting

The resolution fixing the number of directors of the Corporation to be elected at the Meeting at seven (7) was passed.

Votes For	%	Votes Against	%
50,810,295	99.54	235,305	0.46

2.	Election of Directors

The following were the results of the election of directors of the Corporation to serve until the end of the next annual meeting of shareholders.

Nominee	Votes For	%	Votes Withheld	%
Harvey Shapiro	43,893,946	85.99	7,151,654	14.01
Trevor Fencott	46,893,866	91.87	4,151,734	8.13
Norman Inkster	48,060,281	94.15	2,985,319	5.85
Sharon Ranson	50,542,022	99.01	503,578	0.99
Donald Wright	50,463,232	98.86	582,368	1.14
Avi Grewal	40,612,677	79.56	10,432,923	20.44
Stéphane Trudel	38,003,473	74.45	13,042,127	25.55

As such Harvey Shapiro, Trevor Fencott, Norman Inkster, Sharon Ranson, Donald Wright, Avi Grewal and Stéphane Trudel were elected as directors of the Corporation to serve until the end of the next annual meeting of shareholders.

3.	Appointment of Auditors

The resolution appointing PricewaterhouseCoopers LLP as auditors of the Corporation for the ensuing year and authorizing the board of directors of the Corporation to fix the auditors’ remuneration and terms of engagement was passed.

Votes For	%	Votes Withheld	%
57,234,570	99.66	193,327	0.34

4.	Approval of Share Consolidation Resolution

The special resolution approving one or more amendments to the articles of the Corporation for one or more future consolidations of the Corporation’s issued and outstanding common shares (“Common Shares”), was passed.

Votes For	%	Votes Against	%
58,155,231	98.34	979,266	1.66

5.	Approval of Stock Option Plan Resolution

The resolution approving the Corporation’s 2021 option plan (the “Stock Option Plan”) as well as all unallocated options, rights and entitlements thereunder, was passed.

Votes For	%	Votes Against	%
46,112,323	90.34	4,933,277	9.66

6.	Approval of Option Grant Resolution

The resolution ratifying and approving the grant of 4,517,918 options to purchase Common Shares which have been granted to certain employees, officers and directors of the Corporation under the Stock Option Plan, was passed.

Votes For	%	Votes Against	%
45,864,875	89.85	5,180,725	10.15

7.	Approval of Treasury Performance and Restricted Share Unit Plan Resolution

The resolution approving the Corporation’s new treasury performance and restricted share unit plan (the “PRSU Plan”) as well as all unallocated awards, rights and entitlements thereunder, was passed.

Votes For	%	Votes Against	%
45,999,945	90.12	5,045,655	9.88

8.	Approval of Award Grant Resolution

The resolution ratifying and approving the grant of 826,978 restricted share units which have been granted to certain employees and officers of the Corporation and its affiliates under the PRSU Plan, was passed.

Votes For	%	Votes Against	%
45,824,194	89.77	5,221,406	10.23

DATED this 9th day of June, 2021.

FIRE & FLOWER HOLDINGS CORP.

Per:	“Matthew Anderson”
Matthew Anderson Corporate Secretary